UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: October, 2023
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note
On September 29, 2023, trivago N.V. (the "Company") received the resignation of Matthias Tillmann as managing director and chief financial officer, effective as of December 31, 2023. On October 2, 2023, the Company's Supervisory Board accepted this resignation and approved a service agreement with Robin Harries to appoint him as a managing director and chief financial officer of the Company, with an effective date of no later than April 1, 2024. The Supervisory Board intends to designate Mr. Harries as a temporary member of the management board later this year, pending his appointment at our general meeting of shareholders in 2024. Upon his designation as temporary member of the management board, Mr. Harries will have all powers and responsibilities of a management board member, as if he had been appointed at the general meeting of shareholders. A copy of a press release relating to these matters is furnished as Exhibit 99.1 hereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: October 5, 2023	By:	/s/ Johannes Thomas
Johannes Thomas
(Chief Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated October 5, 2023